Filed by Global Partner Acquisition Corp II pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended.

Subject Company: Global Partner Acquisition Corp II

Commission File No. 001-39875

Stardust Power: Contributing to U.S. Energy Independence with Production of Battery-Grade Lithium | LilaMax Media

The following is a transcript of an interview with the CEO of Stardust Power Inc., Roshan Pujari, that aired on June 8th, 2024.

The interview is available here:  https://www.youtube.com/watch?v=r-nCJWEfvM0

Jane King

Roshan Pujari is the founder and CEO Stardust Power, a sustainable American developer of battery grade lithium resources. In addition to Stardust Power, Pujari has over 20 years of analysis and dealmaking experience as a founder and CEO of Vikasa Capital, where he oversaw the firm's energy transition business. Pujari is also a philanthropist, founding the Pujari Foundation, serving to promote the interests of art, culture and community around the globe.

So welcome and let's talk about Stardust Power. Tell us how you got started. What made you decide to look at the lithium industry?

Roshan Pujari

Okay, well, first of all, thank you, Jane, for having me on Innovators Today. It's an honor to be here and speak with you. We started looking at the lithium space at Vikasa Capital, at around 2018. We ended up taking a large position in a big industrial metals complex, and from there, we really learned the space, the ability to do technical due diligence, to create an ecosystem focused on specifically American lithium brine assets. It's there where I started working with Co-Founder and Chief Technical Officer Pablo Cortegoso while he was working as SRK, as an advisor, and what we saw is that there is a lot of lithium in the United States, potentially the fourth largest reserves in the world.

There is a lot of investment going into lithium assets from an upstream perspective. However, the critical gap in the supply chain is refining capacity, which China controls. So hence we founded an independent company, Stardust Power, to fill that gap, focusing on our large central refinery.

Jane King

Interesting. Okay, I didn't know that was like the missing piece in the supply chain. So then it's a very important one. Now, what led the decision to eventually go public? So, you'll be doing this through a merger with Global Partner Acquisition Corp. Do you have like a timetable milestone and when that will happen?

Roshan Pujari

Sure. So, you know, first we thought it was ideal to be a public company at this stage in our journey, one to make available to ourselves capital markets financing. It is a large CapEx project, approximately $1 to $1.2 billion. So being able to diversify our sources of finance. And second, maybe most importantly, we saw it as an opportunity to aggregate supply upstream for a vertically integrated approach. As we've seen, junior miners like to do all stock deals and leveraging an earnout structure based on milestones, we found an efficient way to aggregate supply sources upstream and vertically integrate our company.

Even just the announcement of our merger deal, showed that to be successful as we now control over 35,000 acres of resource. So, to be a public company was important and to find the right partner was very important. So, we really like GPAC II and their sponsor team which is the underlying owner is Antarctica Capital, a $3.5 billion private equity alternative asset manager based here in New York City, founded by Chandra Patel, who also serves as the CEO.

Not only is the sponsor team really effective and adds value during the combination, but post as a public company. But their SPAC was also a very efficient vehicle. Only one sixth warrant coverage, no IPO investment banking. So, with the sponsor and the vehicle, it proved to be an ideal match.

Jane King

Yeah. What role do you see startups power playing in America's transition as we move to less reliance on fossil fuels, more to renewables.

Roshan Pujari

So, this phase of global electrification is dependent on lithium and other critical materials. So, the on shoring of manufacturing of these critical materials is a national security priority. So as a manufacturer of battery grade lithium products, we see Stardust Power as essential to America and the global energy transition. But another facet of our business proves to be very important as building a large central refinery that's optimized for multiple sources of input not only do we unlock the midstream manufacturing ability, but we unlock the upstream potential of the US, where now multiple sources can be developed, some that might not be large enough to create their own refinery. So, we can work with multiple suppliers encouraging a resilient American supply chain.

Jane King

Interesting. What kind of technology will you use, or innovative processes will you use?

Roshan Pujari

Yeah. So, you know, we have a good balance of being innovative as well as limiting technology risk by working with proven and established technology. So, for our midstream refinery, we're using proven and established chemical conversion technology that's off the shelf. So, we're taking very limited technology risk. From an upstream perspective, we are using DLE as sourcing for our feedstock, which has a better environmental footprint than evaporation ponds, which you might see in South America or other places.

And so, to limit the risk of direct lithium extraction, we are working with best-in-class DLE providers matching their technology with the chemistry of the asset to limit any risk on direct lithium extraction.

Jane King

What about job creation? Economic growth? I understand your refinery is in Oklahoma. So, what about the local community? How will that contribute to the economic growth of that?

Roshan Pujari

Yeah. Thank you for asking. we've selected our site in Port Muskogee, Oklahoma, it's an excellent site. The shovel ready site is already connected to major highway, major rail, and sits on the largest inland waterway system in the United States, ideal for our hub and spoke model. We will create over 500 jobs. The $1.2 billion CapEx, I am told, is the largest private investment in the private development in the history of Oklahoma.

So, we have been working hand in hand with the community leaders and the community and large who are very excited about this job creation. You know, Oklahoma is rich in skilled workforce in oil and gas engineers that can be trained for lithium refining. So, when we talk about the energy transition and creating the jobs of the future, this is an ideal situation.

We have received an analysis by the Department of Commerce of up to $257 million in incentives to develop our facility in Oklahoma.

Jane King

Yeah, interesting, and of course, sustainability, big issue when it comes to mining especially. What are your plans to navigate that?

Roshan Pujari

Sure. So, sustainability is built into each step of our process, from our choice of lithium brine assets over hard rock, which has a larger environmental and footprint, carbon footprint, hard rock does. So, we're using brine assets and we're using DLE technology from an upstream perspective. So, we're not using evaporation ponds, which might contaminate local groundwater supplies. So, our choice of feedstock is important. Second is in engineering our midstream facility. They're designed as all electric lines, even in the burner, no kilns. So really, producing no emission from that.

Also, we are using zero liquid discharge technology, so we will not create liquid discharge that could be polluting municipal water systems or rivers. Our largest byproduct is largely a salt similar to a road salt. Also, Oklahoma is blessed with a lot of sustainable power on the grid. On average, the grid is 70% sustainable from sources like wind and solar. So we really choose sustainability at every point in our process.

Jane King

What is the U.S. doing in terms of support for companies like yours? Are there particular policies that have either been implemented or are in the process of being implemented that could help?

Roshan Pujari

So, the United States recognizes the national security priority of on shoring resilient American supply chains. Given that lithium and lithium-ion batteries are critical to the energy transition and China dominates the space, some say up to 66% of the global market, but up to 85% of the global refining capacity. So that means a majority of lithium, no matter where it's found, is being sent to China to be manufactured into battery grade products.

Given rising geopolitical tensions and the ability for China to cut off, potentially cut off these supplies, it's important we do this in the United States. So, the US government has been very thoughtful in encouraging these, for example, the bipartisan infrastructure law. The DOE BIL is a $3.5 billion grant being administered currently with a focus on lithium refinement. Also, the DOD LPO ATVM, a lot of acronyms.

Jane King

Good job remembering all of them.

Roshan Pujari

Yeah. Thank you. It is a financing facility for the construction of large infrastructure projects. Also, the Defense Department has got involved with the Defense Production Act, which can invest upstream for raw material. So, lots of opportunities for the federal government and at Stardust Power we seek to avail ourselves of all of these opportunities.

Jane King

Yeah. So, I was going to ask, like, we know what the government's doing. Is there anything Stardust is doing in particular to mitigate the geopolitical risks?

Roshan Pujari

Yes, by we're sourcing everything that we can from the US or I.R.A. or FTA compliant. So, from our feedstock, from our technology partners, we are making sure that it is all I.R.A. compliant, and our focus not only from a construction and a sourcing perspective, but also downstream, as we'll seek to encourage domestic cathode producers, by selling them a portion of our products as well.

Jane King

Now, for potential investors that might be looking into this space. I mean, why should they look into it from kind of a macro point of view, and then also from a Stardust point of view.

Roshan Pujari

From a macro perspective, the projected demand of lithium is skyrocketing as the critical component of lithium-ion batteries and the electric vehicle transition, we see a lot of demand and not much production. Only 20,000 tons of battery grade lithium products is produced in the United States, currently, which is not nearly enough.

As more EV cars are sold, more handheld electronics are sold, lithium is important, and we see those continue to rise. From an investor perspective, we see this as an excellent opportunity because of the availability of non-dilutive capital to build our facility. So out of the $1.2 billion we seek to finance, most of it if not mainly all of it from non-dilutive capital sources such as bank financing, government grants as well as prepayment facilities, by our potential off taker. So, the value proposition for investors at this stage is substantial.

Jane King

Yeah. Roshan, thank you so much for coming and talking about Stardust Power.

Roshan Pujari

Thank you, Jane, for having me. It's wonderful to be with you today.

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act” and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of present or historical fact included herein, regarding the proposed business combination, Global Partner Acquisition Corp II’s (“GPAC II”) and Stardust Power Inc.’s (the “Stardust Power”) ability to consummate the transaction, the benefits of the transaction, GPAC II’s and Stardust Power’s future financial performance following the transaction, as well as GPAC II’s and Stardust Power’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

These forward-looking statements are based on GPAC II’s and Stardust Power’s management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. GPAC II and Stardust Power caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of GPAC II and Stardust Power. These risks include, but are not limited to, (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of GPAC II’s securities; (ii) the risk that the proposed business combination may not be completed by GPAC II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by GPAC II; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by GPAC II’s shareholders and Stardust Power’s stockholders, the satisfaction of the minimum trust account amount following redemptions by GPAC II’s public shareholders and the receipt of certain governmental and regulatory approvals; (iv) the effect of the announcement or pendency of the proposed business combination on Stardust Power’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of Stardust Power and potential difficulties in Stardust Power’s employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against GPAC II or Stardust Power related to the agreement and the proposed business combination; (vii) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination (viii) the ability to maintain the listing of GPAC II’s securities on the Nasdaq; (ix) the price of GPAC II’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which Stardust Power plans to operate, variations in performance across competitors, changes in laws and regulations affecting Stardust Power’s business and changes in the combined capital structure; (x) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; (xi) the impact of the global COVID-19 pandemic; (xii) risks that GPAC II and/or Stardust will be unable to raise additional funds through a private placement or equity or debt raise by prior to or in connection with Closing; (xiii) risks that the anticipated growth of the Lithium industry may not be achieved; and (xiv) other risks and uncertainties related to the transaction set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in GPAC II’s prospectus relating to its initial public offering (File No. 333-351558) declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on January 11, 2021 and other documents filed, or to be filed with the SEC by GPAC II, including GPAC II’s periodic filings with the SEC, including GPAC II’s Annual Report on Form 10-K filed with the SEC on March 19, 2024, Annual Report on Form 10-K/A filed with the SEC on April 22, 2024 and any other Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. GPAC II’s SEC filings are available publicly on the SEC’s website at http://www.sec.gov.

The foregoing list of factors is not exhaustive. There may be additional risks that neither GPAC II nor Stardust Power presently know or that GPAC II or Stardust Power currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties described in GPAC II’s proxy statement contained in the registration statement on Form S-4 (File No. 333-276510) filed with the SEC on January 12, 2024 (the “Registration Statement”, as amended or supplemented), including those under “Risk Factors” therein, and other documents filed by GPAC II from time to time with the SEC. The Registration Statement is now effective, having been declared effective by the SEC on May 10, 2024. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and GPAC II and Stardust Power assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither GPAC II nor Stardust Power gives any assurance that either GPAC II or Stardust Power will achieve its expectations.

Important Information About the Business Combination and Where to Find It

In connection with the proposed business combination, GPAC II has filed a definitive proxy statement and a form of proxy card with the SEC in connection with the solicitation of proxies for the extraordinary general meeting of the GPAC II shareholders (the “Definitive Proxy Statement”). Shareholders of GPAC II are able to obtain free copies of the Definitive Proxy Statement and all other relevant documents containing important information about GPAC II and Stardust Power filed or that will be filed with the SEC by GPAC II through the website maintained by the SEC at http://www.sec.gov or by directing a request to Global Partner Acquisition Corp II, 200 Park Avenue 32nd Floor, New York, New York 10166, attention: Global Partner Sponsor II LLC or by contacting Morrow Sodali LLC, GPAC II’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Participants in the Solicitation

GPAC II, Stardust Power and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from GPAC II’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers of GPAC II and a description of their interests in GPAC II is set forth in GPAC II’s filings with the SEC (including GPAC II’s prospectus relating to its initial public offering (File No. 333-251558) declared effective by the SEC on January 11, 2021, GPAC II’s Annual Report on Form 10-K filed with the SEC on March 19, 2024, Annual Report on Form 10-K/A filed with the SEC on April 22, 2024 and subsequent filings on Form 10-Q and Form 4). Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the Registration Statement. The documents described in this paragraph are available free of charge at the SEC’s website at www.sec.gov, or by directing a request to Global Partner Acquisition Corp II, 200 Park Avenue 32nd Floor, New York, New York 10166, attention: Global Partner Sponsor II LLC. Additional information regarding the names and interests of such participants are contained in the Registration Statement for the proposed business combination.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and is not intended to and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of GPAC II, Stardust Power or the combined company or a solicitation of any vote or approval, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.